Venus Concept Inc.

235 Yorkland Blvd, Suite 900

Toronto, Ontario M2J 4Y8

(877) 848-8430

May 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Division of Corporation Finance, Office of Life Sciences

Re:	Venus Concept Inc. – Request for Acceleration

Registration Statement on Form S-3

Filed April 17, 2020

File No. 333- 237737

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Venus Concept Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 237737) (the “Registration Statement”), so that it may become effective at 5:30 p.m. Eastern Standard Time on May 14, 2020, or as soon thereafter as practicable.

The Registrant hereby authorizes Danielle Carbone, Esq. of Reed Smith LLP, attorney for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Danielle Carbone at (212) 549-0229.

Venus Concept Inc.

By:	/s/ Domenic Della Penna
Domenic Della Penna Chief Financial Officer